LION COPPER AND GOLD ANNOUNCES AGREEMENT FOR STAGE TWO WORK PROGRAM WITH
NUTON, A RIO TINTO VENTURE, AND AN ADVANCE ON STAGE 3 WORK PROGRAM
FUNDING

January 5, 2023, Vancouver, British Columbia - Lion Copper and Gold Corp. (TSXV: LEO) (OTCQB: LCGMF) ("Lion CG" or the "Company") is pleased to announce it has completed the Stage 1 Program of Work and has reached an agreement with Rio Tinto America Inc. ("Rio Tinto") on the scope of the Stage 2 Program of Work with Nuton, a Rio Tinto venture, referenced in the Parties' March 18, 2022 Option Agreement. See news release dated March 21, 2022 for details. Additionally, the Parties have also agreed to an early advance of the Stage 3 Program of Work for exploration activities.

With this key milestone achieved, Rio Tinto will provide Stage 2 funding of US$5,000,000 and an immediate advance of US$2,500,000 on part of the Stage 3 funding, for a total amount of US$7,500,000 to the Company for Mason Valley project development, exploration efforts and other agreed-upon corporate purposes, including without limitation:

Project Permit Applications and Baseline Studies

  Exploration Plan of Operations
  Surface and Ground Water Characterization
  Geochemical Characterization
  Wildlife Surveys
  Stakeholder Engagement
  Permitting/Strategy Development
  Mine Plan of Operations

Yerington Site Engineering Studies

  Application of NutonTM technologies
  Yerington Pit Dewatering Study
  Water Rights Permitting
  Preliminary Economic Assessment
  Front-end Design, Permitting

17,000 ft Drill Program to Evaluate High Priority Exploration Targets

  Mason Pass Prospect. Following up on Stage 1 trenching results (see news release dated December 13, 2022)
  Reno Prospect. Following up on Stage 1 exploration results (previously referred to as the Montana-Yerington prospect in the news release dated November 10, 2022)
  Singatse Target. Located approximately one mile north of the Ann Mason deposit
  MacArthur Deposit
  Bear Deposit

An important aspect of the Stage 2 Program of Work is proactive and frequent engagement with the stakeholders that have an interest in the Company's Yerington mining projects. This outreach is expected to commence in early 2023 and continue through the project development and permitting cycles.

Travis Naugle, Lion CG's Co-Chairman and CEO, states, "We appreciate having attained Stage 2 agreement with Rio Tinto's NutonTM team and look forward to further advancing the Yerington projects. Our emphasis this year will be a proactive approach in stakeholder engagement including our local Native American Tribes and other local communities, and the rational and sustainable use of water resources by using NutonTM technologies. We value Rio Tinto's support of our goal to advance our projects with the use of NutonTM technologies toward the domestic production of copper with low carbon impact."

The Company is further pleased to report that it has completed the Stage 1 Program of Work which included the following outcomes:

Exploration Achievements

  Identification of nearly 1,600 ft of continuous copper mineralization beneath the Yerington Pit
  Discovery of two new high-grade copper-bearing veins at the Reno Prospect (previously referred to as the Montana-Yerington prospect), including deep sulphide mineralization which may be related to Ann Mason
  Identified new ore-grade copper oxide mineralization through surface trenching at the Mason Pass Prospect
  Further confirmation of ore-grade surface oxide mineralization at the MacArthur Deposit

Engineering Achievements

  Completed Concept Level study for the Yerington Project to include NutonTM technologies
  Completed Scoping Level study for the MacArthur Project to include NutonTM technologies

Permitting and Stakeholder Engagement

  Pre-Application, Pre-Plan of Operations submitted to Agencies
  MacArthur Exploration Plan of Operations Update
  Draft stakeholder engagement plan
  Risk and opportunity register
  Wildlife surveys
  Surface water inventory

About Lion CG

Lion Copper and Gold Corp. is a Canadian-based company advancing its flagship copper projects at Yerington, Nevada through an Option to Earn-in Agreement with Rio Tinto.

About Rio Tinto

Rio Tinto is a mining and metals company operating in 35 countries around the world that produces the materials essential to human progress. It aims to help pioneer a more sustainable future, from partnering in the development of technology that can make the aluminum smelting process entirely free of direct GHG emissions, to providing the world with the materials it needs - such as copper and titanium - to build a new low-carbon economy and products like electric vehicles and smartphones.

About Nuton

Nuton is an innovative new venture that aims to help grow Rio Tinto's copper business. At the core of NutonTM is a portfolio of proprietary copper leach related technologies and capability - a product of almost 30 years of research and development. The NutonTM technologies offer the potential to economically unlock known low-grade copper sulphide resources, copper bearing waste and tailings, and achieve higher copper recoveries on oxide and transitional material, allowing for a significantly increased copper production outcome. One of the key differentiators of NutonTM is the potential to deliver leading environmental performance, including more efficient water usage, lower carbon emissions, and the ability to reclaim mine sites by reprocessing mine waste.

On behalf of the Board of Directors,

Stephen Goodman

President

For more information please contact:

Karen Robertson

Corporate Communications

Email: info@lioncg.com

Website: www.lioncg.com

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

The technical information in this news release has been reviewed and approved by C. Travis Naugle, QP MMSA, Co-Chairman & CEO of Lion Copper and Gold Corp. and a qualified person as defined in NI 43-101.

Certain information in this news release constitutes forward-looking statements under applicable securities laws. Any statements that are contained in this news release that are not statements of historical fact may be deemed to be forward-looking statements. Forward-looking statements are often identified by terms such as "may", "expect", or the negative of these terms and similar expressions. Forward-looking statements necessarily involve known and unknown risks, including, without limitation, risks associated with general economic conditions; adverse industry events; marketing costs; loss of markets; future legislative and regulatory developments; inability to access sufficient capital from internal and external sources, and/or inability to access sufficient capital on favorable terms; income tax and regulatory matters; the ability of the Company to implement its business strategies; competition; currency and interest rate fluctuations and other risks.